FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                              FOR NOVEMBER 5, 2001




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

[DESWELL LOGO]




                                                  CONTACT:
                                                  John G. Nesbett
                                                  Lippert/Heilshorn & Associates
                                                  212-838-3777, ext. 6631
                                                  e-mail: jnesbett@lhai.com



                            DESWELL INDUSTRIES, INC.
             ANNOUNCES EPS OF $0.65 PER SHARE FOR THE SECOND QUARTER



                  - SECOND QUARTER DIVIDEND OF $0.24 PER SHARE-

           -BOARD APPROVES REPURCHASE OF UP TO 500,000 COMMON SHARES-



HONG KONG (November 5, 2001) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its results for the second quarter and six months ended September 30, 2001.

Net sales for the quarter were $22.2 million, a decrease of 10.6% compared to sales of $24.8 million in the second quarter ended September 30, 2000. Operating income decreased 24.9% to $3.8 million, compared to $5.1 million in the previous year, and net income decreased 9.4% to $3.6 million, compared to $4.0 million in the previous year. Basic earnings per share and diluted earnings per share decreased to $0.65 (based on 5,601,000 and 5,614,000 weighted average shares outstanding, respectively), compared to $0.75 and $0.74 respectively (based on 5,349,000 and 5,413,000 weighted average shares outstanding, respectively), in the second quarter ended September 30, 2000.

Net sales for the six months ended September 30, 2001 were $44.1 million, an increase of 3.5% compared to sales of $42.6 million for the corresponding period in 2000. Operating income decreased 1.6% to $7.8 million, compared to $7.9 million in the previous year, and net income increased 3.5% to $7.0 million, compared to $6.8 million in the previous year. Basic earnings per share and diluted earnings per share decreased to $1.25 (based on 5,600,000 and 5,606,000 weighted average shares outstanding, respectively), compared to $1.27 and $1.26 (based on 5,348,000 and 5,379,00 weighted average shares outstanding, respectively), for the six months ended September 30, 2000.

The Company's balance sheet remains strong. The Company's cash and cash equivalents for the six months increased to $28.8 million, compared to $25.3 million on March 31, 2001. The Company has no long-term borrowings.


Mr. Lau, chairman and chief executive officer, commented, "During the second quarter, we were affected by the macroeconomic conditions and the subsequent downturn in global manufacturing. This slowdown, exacerbated by the September 11 terrorist attacks, has impacted most OEM manufacturers in Asia. We are obviously not immune to the downturn, but remain confident that Deswell's unmatched production teams and increased marketing focus should help us endure and hopefully prosper during this difficult period. We are still moving forward on our new plastics manufacturing facility in Dongguan, albeit at a more cautious pace. The layout and design should be completed by the end of this year and construction is expected to commence in February 2002. The design and construction phase should cost approximately $9 million."


SECOND QUARTER DIVIDENDS

The Company also announced that on November 2, 2001 its board of directors declared a dividend of $0.24 per share for the second quarter. The dividend will be payable on November 27, 2001 to shareholders of record as of November 13, 2001.

REPURCHASE OF COMMON SHARES

The Company also announced that its board of directors has approved a stock repurchase program to buy back up to an aggregate of 500,000 common shares in the open market from time to time at prevailing market prices for a nine month period. The Company plans to use existing cash balances to finance the repurchases.

RESCHEDULING OF ANNUAL GENERAL MEETING


Due to the postponement of the 2001 Annual General Meeting in light of the September terrorist attacks, the Company has rescheduled the event for January 7, 2002 at 10:00 a.m. in the Linden Room of the Four Seasons Hotel, 300 S. Doheny Drive, Los Angeles, CA 90048.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Namtai Electronics (Shenzhen) Co. Ltd., Inter-Tel Incorporated, Vtech Communications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at WWW.DESWELL.COM.
        ---------------

                                - TABLES FOLLOW -



DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPRATIONS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)





                                                           Quarter ended                      Six months ended
                                                           September 30,                       September 30,
                                                 ----------------------------------------------------------------------
                                                      2001              2000               2001              2000
                                                      ----              ----               ----              ----
                                                            (Unaudited)                         (Unaudited)

Net sales                                               $22,189           $24,809            $44,073           $42,595
Cost of sales                                            14,625            15,654             28,986            27,185
                                                 ---------------   ---------------    ---------------   ---------------
Gross profit                                              7,564             9,155             15,087            15,410
Selling, general and administrative expenses              3,758             4,084              7,325             7,519
                                                 ---------------   ---------------    ---------------   ---------------
Operating income                                          3,806             5,071              7,762             7,891
Interest expense                                              -               (5)               (11)               (5)
Other income, net                                           245              (55)                324               174
                                                 ---------------   ---------------    ---------------   ---------------
Income before income taxes                                4,051             5,011              8,075             8,060
Income taxes                                                195               259                405               463
                                                 ---------------   ---------------    ---------------   ---------------
Income before minority interests                          3,856             4,752              7,670             7,597
Minority interests                                          221               741                666               829
                                                 ---------------   ---------------    ---------------   ---------------
Net income                                               $3,635            $4,011             $7,004            $6,768
                                                 ===============   ===============    ===============   ===============

Basic earnings per share (note 3)                         $0.65             $0.75              $1.25             $1.27
                                                 ===============   ===============    ===============   ===============

Weighted average number of shares                         5,601             5,349              5,600             5,348
outstanding (in thousands)
                                                 ===============   ===============    ===============   ===============

Diluted earnings per share (note 3)                       $0.65             $0.74              $1.25             $1.26
                                                 ===============   ===============    ===============   ===============

Diluted weighted average number of shares                 5,614             5,413              5,606             5,379
outstanding (in thousands)
                                                 ===============   ===============    ===============   ===============







DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS IN THOUSANDS)
                                                             September 30, March 31,
                                                                 2001       2001
                                                                 ----       ----
ASSETS                                                       (Unaudited) (Audited)

Current assets:
       Cash and cash equivalents                               $28,817   $25,330
       Restricted cash
                                                                 2,429     1,988
       Marketable securities                                       493      --
       Accounts receivable, net                                 18,611    15,777
       Inventories
                                                                12,700    12,034
       Prepaid expenses and other current assets
                                                                 2,639     1,833
       Income taxes receivable                                     428       428
                                                               -------   -------
             Total current assets                               66,117    57,390
Property, plant and equipment - net                             24,787    25,563
Goodwill                                                           495       513
                                                               -------   -------
                   Total assets                                $91,399   $83,466
                                                               =======   =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
       Accounts payable                                        $ 7,404   $ 4,274
       Bank loans                                                  482      --
       Customer deposits and accrued expenses                    6,509     5,462
       Income taxes payable                                        325       298
                                                               -------   -------
           Total current liabilities                            14,720    10,034
                                                               -------   -------
Deferred income tax                                                 15        15
                                                               -------   -------
Minority interests                                              10,269     9,540
                                                               -------   -------


Shareholders' equity
       Common stock
       -authorized 20,000,000 shares; issued and
        outstanding 5,601,431 shares at September
        30, 2001 and 5,597,931 shares at March 31, 2001             56        56
       Additional paid-in capital                               26,894    26,843
       Retained earnings                                        39,445    36,978
                                                               -------   -------
            Total shareholders' equity                          66,395    63,877
                                                               -------   -------
            Total liabilities and shareholders' equity         $91,399   $83,466
                                                               =======   =======






DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. DOLLARS IN THOUSANDS)
                                                                                   Six months ended
                                                                                     September 30,
                                                                                ---------------------
                                                                                    2001        2000
                                                                                    ----        ----
Cash flows from operating activities:
       Net income                                                                $  7,004    $  6,768
       Adjustments to reconcile net income to net cash
          provided by operating activities:
          Depreciation and amortization                                             2,459       2,534
          (Gain)/loss on disposal of property, plant and equipment                    (21)         15
          Minority interests                                                          729         830
          Changes in current assets and liabilities:
             Accounts receivable                                                   (2,834)     (8,964)
             Marketable securities                                                   (493)      1,306
             Inventories                                                             (666)     (1,141)
             Prepaid expenses and other current assets                               (806)         33
             Income taxes receivable                                                 --          --
             Accounts payable                                                       3,130       2,161
             Customer deposits and accrued expenses                                 1,047          21
             Income taxes payable                                                      27         219
                                                                                 --------    --------
       Net cash provided by operating activities                                    9,576       3,782
                                                                                 --------    --------

Cash flows from investing activities
       Purchase of property, plant and equipment                                   (1,721)     (4,690)
       Proceeds from disposal of property, plant and equipment                         77        --
       (Increase)/decrease in restricted cash                                        (441)         68
                                                                                 --------    --------
          Net cash used in investing activities                                    (2,085)     (4,622)
                                                                                 --------    --------

Cash flows from financing activities
       Common stock issued                                                             51         159
       Increase in bank loans                                                         482        --
       Exchange difference on translation                                            --           (35)
       Dividends paid                                                              (4,537)     (2,942)
                                                                                 --------    --------
          Net cash used in financing activities                                    (4,004)     (2,818)
                                                                                 --------    --------

Net increase/(decrease) in cash and cash equivalents                                3,487      (3,658)
Cash and cash equivalents, at beginning of period                                  25,330      27,156
                                                                                 --------    --------
Cash and cash equivalents, at end of period                                        28,817      23,498
                                                                                 ========    ========


Supplementary disclosures of cashflow information: Cash paid during the period for:
          Interest                                                                     11           5
          Income taxes                                                                379         244
                                                                                 ========    ========


DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.       MANAGEMENT'S STATEMENT

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at September 30, 2001 and March 31, 2001, the results of operations for the quarters and six months ended September 30, 2001 and September 30, 2000, and the cash flows for the six months ended September 30, 2001 and September 30, 2000. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on July 10, 2001 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       INVENTORIES

                                                   September 30,     March 31,
                                                       2001           2001
                                                  --------------    ----------
Inventories by major categories:
           Raw materials                          $    7,608        $   6,129
           Work in progress                            2,934            2,947
           Finished goods                              2,158            2,958
                                                  ----------        ---------
                                                  $   12,700        $  12,034
                                                  ==========        =========

3.       EARNINGS PER SHARE

         The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No. 128 "Earnings Per Share."

         The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

         The net income for the quarters and six months ended September 30, 2001 and 2000 were both from the Company's continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.


QUARTER ENDED SEPTEMBER 30, 2001 COMPARED TO QUARTER ENDED SEPTEMBER 30, 2000

The Company's net sales for the quarter ended September 30, 2001 were $22,189,000, a decrease of $2,620,000 or 10.6% as compared to the corresponding period in 2000. The decrease in sales was mainly related to the decrease in sales orders of injection-molded plastic products and electronics and metallic products of $1,884,000 and $736,000, respectively. This represented decreases of 13.3% and 6.9% respectively, as compared with the net sales in the corresponding period in the prior year.

The gross profit for the quarter ended September 30, 2001 was $7,564,000, representing a gross profit margin of 34.1%. This compares with the overall gross profit and gross profit margin of $9,155,000 or 36.9% for the quarter ended September 30, 2000. The decrease in the overall gross profit margin of 2.8% was mainly attributed to the combined effect of the increase in resin costs and electronic component costs in the plastics and electronics divisions respectively.

Selling, general and administrative expenses for the quarter ended September 30, 2001 were $3,758,000, amounting to 16.9% of total net sales, as compared to $4,084,000 or 16.5% of total net sales for the quarter ended September 30, 2000.

As a result of the decrease in net sales, operating income was $3,806,000 for the quarter ended September 30, 2001, a decrease of $1,265,000 or 24.9% as compared with the corresponding quarter in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallic subsidiaries and 49% minority interest in its new marketing subsidiary. In August 2001, the Company established a new marketing subsidiary in Hong Kong. The decrease in minority interests to $221,000 for the quarter ended September 30, 2001 from $741,000 for the quarter ended September 30, 2000 reflects the decreased profits generated by the electronics and metallics businesses offsetting the profit generated by the marketing subsidiary.

As a result of the above factors, net income was $3,635,000 for the quarter ended September 30, 2001, a decrease of $376,000 or 9.4%, as compared to the quarter ended September 30, 2000 and net income as a percentage of net sales increased to 16.4% from 16.2%.

DESWELL INDUSTRIES,  INC.

MANAGEMENT  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL
CONDITION  AND  RESULTS  OF  OPERATIONS  (CONTINUED)



SIX MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 2000
------------------------------------------------------------------------------

The Company's net sales for the six months ended September 30, 2001 were $44,073,000, an increase of $1,478,000 or 3.5% as compared to corresponding period in 2000. The slight increase in sales was mainly related to the increase in sales of electronic and metallic products of $1,608,000 offset by a decrease in sales of plastic injection-molded products of $130,000. This represented an increase of 9.0% and decrease of 0.5% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase and decrease in net sales in electronic and metallic products and in plastic injection-molded products respectively, were attributed to the substantial increase in orders in the first quarter offset by the decline in sales in the second quarter.

The gross profit for the six months ended September 30, 2001 was $15,087,000, representing a gross profit margin of 34.2%. This compares with the overall gross profit and gross profit margin of $15,410,000 or 36.2% for the six months ended September 30, 2000. The decrease in the overall gross profit margin of 2.0% was mainly attributed to the combined effect of the increase in resin costs and electronic component costs in the plastics and electronics divisions respectively.

Selling, general and administrative expenses for the six months ended September 30, 2001 were $7,325,000, amounting to 16.6% of total net sales, as compared to $7,519,000 or 17.7% of total net sales for the six months ended September 30, 2000.

As a result of the increase in net sales, operating income was $7,762,000 for the six months ended September 30, 2001, a decrease of $129,000 or 1.6% as compared with the corresponding period in the prior year.

Minority interests represent the 49% minority interest in both the electronics and metallics subsidiaries and 49% minority interest in its new marketing subsidiary. In August 2001, the Company established a new marketing subsidiary in Hong Kong. The decrease in minority interests to $666,000 for the six months ended September 30, 2001 from $829,000 for the six months ended September 30, 2000 reflects the decreased profits generated by the electronic and metallic business offset by the profit generated by the marketing subsidiary.

As a result of the above factors, net income was $7,004,000 for the six months ended September 30, 2001, an increase of $236,000 or 3.5%, as compared to the six months ended September 30, 2000 and net income as a percentage of net sales remained at 15.9%.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)



LIQUIDITY AND CAPITAL RESOURCES

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion, although capital expenditure has been partly financed by long-term debt, including capital leases.

As of September 30, 2001, the Company had a working capital surplus of $51,397,000. This compares with a working capital surplus of $47,356,000 at March 31, 2001. The increase in working capital was mainly attributed to the net cash generated from operating activities offset by a dividend distribution of $4,537,000 and the capital investment of $1,721,000 during the six months ended September 30, 2001.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid from cash generated from operations. The Company has outstanding short-term borrowings of $482,000 and no long-term debt as of September 30, 2001.

As of September 30, 2001, the Company had in place general banking facilities with four financial institutions aggregating approximately $17,613,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, bills negotiations on facilities, as well as fixed loans. As of September 30, 2001, the Company had
(i) unused credit facilities of $16,581,000 (ii) cash and cash equivalents of $28,817,000 and (iii) restricted cash of $2,429,000. The restricted cash of $2,352,000 and leasehold land and buildings of $1,363,000 have been pledged as collateral for those credit facilities. The Company also had $77,000 pledged as a deposit for customs duties in Dongguan, China.

The Company expects that working capital requirements and capital additions will continue to be funded through cash on hand and internally generated funds.

         With the exception of the reference in its press release to its web site for more information, the Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-49050).

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                   For and on behalf of
                                                   Deswell Industries, Inc.




                                                   By: /s/ RICHARD LAU
                                                       ---------------
                                                   Richard Lau
                                                   Chief Executive Officer

Date: November 5, 2001

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